Len Lavenda	Michel Joly
sanofi pasteur U.S. Media Relations	Vice President,
Tel.: 570-839-4446	Products and Scientific Communications
Len.Lavenda@sanofipasteur.com	Tél : +33-(0)1-53-77-47-86
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     U.S. FDA Licenses sanofi pasteur’s ADACEL™ Vaccine
for Combined Protection Against Tetanus, Diphtheria and Pertussis

First and Only Booster in the U.S. for Protection against Pertussis from Adolescence through Adulthood

Swiftwater, PA and Lyon, France – June 13, 2005 – Sanofi pasteur, the vaccines business of the sanofi-aventis Group (NYSE: SNY), announced today that the U.S. Food and Drug Administration (FDA) has licensed ADACEL™ (Tetanus Toxoid and Reduced Diphtheria Toxoid and Acellular Pertussis Vaccine Adsorbed) Vaccine for protection against tetanus, diphtheria and pertussis from adolescence through adulthood. ADACEL vaccine is the first booster to address pertussis – or whooping cough – protection across a wide range of ages (11 through 64 years), and the first and only such booster licensed for adults in the U.S. It is a licensed product in Canada and Germany.

The number of reported cases of pertussis continues to rise across the United States at a rate of great concern to the public health and medical communities. Pertussis immunity from early childhood vaccinations wears off, leaving adults and adolescents susceptible to the disease which they can then transmit to others. At particular risk are newborns who have not yet been fully vaccinated against pertussis1, are more vulnerable to severe pertussis, and face the possibility of serious complications and even death. Over the last decade, 80% of pertussis deaths have occurred in infants under six months of age.2

Adults often are the source of pertussis for infants and young children. A 2004 study conducted by the U.S. Centers for Disease Control and Prevention (CDC) reported that in cases where the source of the disease was identifiable, adults were responsible for over half

Senior Vice President Communications sanofi pasteur: Beth Waters – U. S. Media Relations: Len Lavenda
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com of pertussis cases in infants, with parents the source for 47 percent and grandparents for 8 percent of cases.3 Health-care workers are of special concern for acquiring and transmitting the disease because of their exposure to both infected and susceptible individuals.

“Pertussis, or whooping cough, is a family disease. Adults and adolescents are at risk of contracting and transmitting the infection because the protection from childhood immunization appears to diminish over time,” said Russell Steele, MD, professor and vice chairman of the Department of Pediatrics at Louisiana State University School of Medicine in New Orleans. “Over the last several years, the proportion of pertussis cases reported in the U.S. occurring among adolescents and adults has increased considerably, to nearly two thirds in 2003.”

The U.S. CDC’s Advisory Committee on Immunization Practices (ACIP) will meet in upcoming months to update recommendations for the prevention and control of pertussis, including vaccination of adults and adolescents. The announcement today of the licensure of ADACEL vaccine follows a unanimous recommendation on March 15 by the Vaccines and Related Biological Products Advisory Committee (VRBPAC) of the U.S. FDA to recommend the vaccine’s licensure.

Growing Threat
Preliminary data from the U.S. CDC indicate that there were nearly 19,000 case reports of pertussis in 2004, a 63 percent increase over 2003 and the highest number of case reports in four decades. In particular, adolescents and adults have experienced a five-fold increase over the past 14 years. Among adults aged 20 years and older, the number of reported cases of pertussis nearly doubled to 5,365 cases in 2004 from 2,854 cases in 2003.4

Pertussis also has a financial impact on the family. One study found that the average medical costs for an infant with pertussis was more than $2,800, while parents lost an average of six days of work to care for an ill child. This loss of productivity cost families an average of $767.5 Another study, published in 2004, found that the majority of adults missed an average of 9.8 days of work due to their disease, while adolescents missed an average of 5.5 days of school.6

Studies Support Safety and Immunogenicity
The U.S. FDA reviewed the results of four principle clinical studies that included more than 7,200 individuals. The studies concluded that the safety profile of ADACEL vaccine was very similar to that of Td vaccine when administered to adults and adolescents. In these studies, ADACEL vaccine stimulated robust antibody responses nearly identical to those from Td vaccine for protection against tetanus and diphtheria, and exceeding those following three doses of the analogous diphtheria-tetanus-acellular pertussis given to infants for protection from pertussis.

Senior Vice President Communications sanofi pasteur: Beth Waters – U. S. Media Relations: Len Lavenda
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com

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In addition, studies were conducted that demonstrated that ADACEL vaccine can be administered concomitantly with two other common adolescent and adult vaccines - Hepatitis B (HB) and trivalent inactivated influenza.

In clinical studies, the adverse events associated with ADACEL vaccine were very similar to those from the current Td vaccine and consisted primarily of transient pain, swelling or redness at the injection site, and low-grade fever of short duration. The most common systemic adverse events include headache, body ache, and tiredness. ADACEL vaccine is contraindicated in persons with known systemic hypersensitivity to any component of ADACEL vaccine or a life-threatening reaction after previous administration of the vaccine or a vaccine containing the same substances. Because intramuscular injection can cause injection site hematoma, ADACEL vaccine should not be given to persons with any bleeding disorder, such as hemophilia or thrombocytopenia, or to persons on anticoagulant therapy unless the potential benefits clearly outweigh the risk of administration. If the decision is made to administer ADACEL vaccine in such persons, it should be given with caution, with steps taken to avoid the risk of hematoma formation following injection.

ADACEL Vaccine - Development
The development of a pertussis booster vaccine for use from adolescence through adulthood was not possible before the advent of acellular vaccines in the mid-1990s. Before then, only whole cell pertussis vaccine was available which carried an increased risk of adverse events in individuals over 7 years of age. A children’s diphtheria, tetanus and acellular pertussis (DTaP) vaccine currently is recommended by the U.S. CDC for administration in a five-dose series between the ages of 2 months and 6 years.

ADACEL vaccine was licensed in Canada in May 1999 for use in persons 11 to 54 years of age, and in Germany in July 2001 as COVAXiS™ (TdcP Vaccine; Tetanus and Diphtheria Toxoids Adsorbed Combined with Component Pertussis Vaccine) for use in persons 10 years and older.

In Canada, ADACEL vaccine is recommended for adolescents x`and adults. Adolescent pertussis immunization programs were recently implemented countrywide. In several regions, including the Northwest Territories and Newfoundland, use of ADACEL vaccine started earlier than elsewhere in the country, with reductions in pertussis disease noted within just a few years of the vaccine’s adoption. Following the introduction of ADACEL vaccine, pertussis incidence in the Northwest Territories decreased from 7.9 cases per 10,000 in the late 1990s to just 0.2 cases per 10,000 in 2004.7 In Newfoundland, no person vaccinated with ADACEL vaccine has been diagnosed with the disease to date.8 Sanofi pasteur intends to submit ADACEL vaccine for licensure in other countries.

Senior Vice President Communications sanofi pasteur: Beth Waters – U. S. Media Relations: Len Lavenda
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com

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About sanofi-aventis
The sanofi-aventis Group is the world’s third-largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi pasteur, the vaccines business of the sanofi-aventis Group, sold nearly a billion doses of vaccine in 2004, making it possible to protect more than 500 million people across the globe, which is about 1.4 million per day. The company offers the broadest range of vaccines, providing protection against 20 bacterial and viral diseases. For more information, please visit: www.sanofipasteur.com

Forward Looking Statement
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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[Note to Editors: Prescribing information and Fact Sheets about ADACEL vaccine and pertussis are available upon request] [MKT10471]

Senior Vice President Communications sanofi pasteur: Beth Waters – U. S. Media Relations: Len Lavenda
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com

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1 Centers for Disease Control and Prevention. Outbreaks of Pertussis Associated with Hospitals – Kentucky, Pennsylvania, and Oregon, 2003. MMWR 2004;54 (3):67-71.
2 Vitek CR, Pascual FR, Baugham, AL, Murphy TV. Increase in deaths from pertussis from young infants in the United States in the 1990s, Pediar Infect Dis J. 2003:22:628:634.6.
3 Bisgard KM, et al. Infant Pertussis: Who Was the Source? Pediatric Infectious Disease Journal. 2004; 23(11):985-989.
4 Centers for Disease Control and Prevention. Division of Bacterial and Mycotic Diseases. Pertussis Disease Information. Available at: http://www.cdc.gov/incidod/dbmd/diseaseinfo/pertussis_t.htm. Accessed April 8, 2005.
5 Lee HL, Pichichero ME. Costs of Illness Due to Bordetella pertussis in Families. Arch Fam Med. 2000;9:989-996.
6 Lee GM, et al. Societal Costs and Morbidity of Pertussis in Adolescents and Adults. Clin Infect Dis. 2004;39(11):1572-1580.
7 Kandola, K. Abstract in Can J Infect Dis Med Microbiol. 2004;15:351. Manuscript in preparation.
8 O’Keefe, C. Pertussis in Newfoundland and Labrador, 1991-2004. Manuscript in preparation.

Senior Vice President Communications sanofi pasteur: Beth Waters – U. S. Media Relations: Len Lavenda
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com

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